

OFFERING MEMORANDUM

facilitated by



Williamson Mead and Brewing

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Williamson Mead and Brewing
State of Organization	CA
Date of Formation	06/01/2020
Entity Type	Limited Liability Company
Street Address	6110 Pilar Way, Bakersfield CA, 93306
Website Address	https://williamsonbrewing.com/

(B) Directors and Officers of the Company

Key Person	Matthew Williamson
Position with the Company Title First Year	 President/CEO 2020
Other business experience (last three years)	SWIIM Systems Inc. (Superior Water and Innovative Irrigation Management) **Territory Representative Central California** Synagro Inc. **Senior Sales Represenative**

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Matthew Williamson	88%

(D) The Company's Business and Business Plan

The Competition

Not Just a Brewery, but a Brewing Revolution!

- Our SPEED of batch processing is rivalled by none! We are in many cases geometrically faster!
- Our QUALITY is proven and out shines current Commercial Producers!
- Our EFFICIENCY is far above Industry Standards, which is good for PROFITS and the ENVIRONMENT!

The Team

Matthew Williamson , President/CEO

Matthew L. Williamson

6110 Pilar Way Bakersfield, Ca. 93306 Phone: (661) 827-7290   Email: Sirkeats@hotmail.com

WORK EXPERIENCE:

06/20 to Current

Williamson Mead and Brewing

Head Brewer/Owner

Recipe development, brewing, cellar work, and sales.

* 142 awards for Brewing Meads, Ciders, Seltzers, and Beer

* 25 Awards in International and Commercial Competitions

* California Mead Producer of the Year 2021 – 10th New York International Beer Competition

* 20+ years of Homebrewing Experience

07/18 to 07/20

SWIIM Systems Inc. (Superior Water and Innovative Irrigation Management)

Bakersfield, CA

Territory Representative Central California

Responsibilities Include: Direct-to-Grower Sales, Sales Reporting and Accounts Management, Communication and Technology Presentation, Growth Strategy. Returning to a more active sales role has been a great change.

* Completed largest sale in corporate history in first 3 months.

* Sales accounted for greater than half of all revenue for 2018.

10/16 to 07/18

Royal Industrial Solutions

Bakersfield, CA

INSIDE SALES/BUSINESS DEVELOPMENT/PROJECT MANAGER

Responsibilities Include: During my time at CES/RIS have included warehouse, counter sales, accounts payable, accounts receivable, financial statements, purchasing, inside sales, project management, inventory management and outside sales. My role has grown into exploring new fields for profitability and services in both the water/wastewater and the energy fields as a Project Manager.

* Member in Energy Efficiency Services Group for Bakersfield

* Member of Water/Wastewater Business Group

* Member of Renewable Energy Services Business Group

* Completed the Rockwell Automation Inside Sale Distributor Training.

* Completed Bronze Level of the Electrical Products Educational Course.

03/16 to 10/16

Western Pacific Research Inc. Bakersfield, CA

CAMPAIGN MANAGER/WORKER

Responsibilities Include: Worked as an organizer and director on several concurrent campaigns during the election year. Also contributed to the creative bureau as well, writing commercials for radio and TV, ads for news and fax, and email and social media campaign. Was called upon in numerous occasions to speak publicly both at debates and fund raisers.

* Worked on 5 campaigns simultaneously for local, county, state, and national races.

11/08 to 3/16

Hoekstra Farms LLC

Corvallis, OR

PARTNER/OWNER

Responsibilities Include: Junior partner in a hops growing concern in the Willamette Valley. Responsible for maintenance, and management of the agricultural workforce.   Contract negotiations, and other partnership duties.

* Achieved 6 straight years of profitability.

* Managed a seasonal workforce of over 100 employees.

* Completed JM&A training for F&I.

* Increased overall volume by 15% bring store numbers to 175-200 per month, including hitting Hyundai and Kia volume goals every month and CSI level for maximum dealer cash.

EDUCATION:

1995-1999 Illinois State University-Graduate Normal, IL

History and Political Science. Minor in Philosophy.

Published numerous times 1996-2000: (University of Memphis Undergraduate Conference, Augustana

Undergraduate Conference, and the Mid-South Undergraduate Philosophy Conference) 2000 (University of Kentucky Graduate Philosophy Conference, New Mexico and West Texas Philosophy Society, World

Conference on Philosophy and Contemporary Issues; political science 1999-2000 (Illinois State University

Undergraduate Symposium, and Political Science Undergraduate Conference) 2000 (Illinois Conference of Political Science Students, American Political Science Association), and poetry (Sparrow Grass Poetry Forum and University of Houston Poetry Forum.).

Richard McEnulty, Director of Brewing Operations

Richard P. McEnulty

16126 Black Hawk Ave.

Bakersfield, California 93314

(661)379-5286/ rmcenulty@gmail.com

EXPERIENCE AND QUALIFICATIONS

Temblor Brewing Company: August 2018 – November 2018

Assistant Brewer:

·   Executed up to 7 brews Mon-Thurs on both a JVNW 20 bbl brewhouse and 1 bbl pilot system, from milling to cleaning of brewhouse

·   Responsible for kegging up to 20 bbl of beer with 4 keg manifold in single shift with <2% losses

·   Participated in canning operations on a Criveller canning system

·   Cleaned and operated GEA Westaflia Centrifugal Separator for yeast extraction and filtration into brite beer tanks

Crusader Brewing Company: July 2019 –
Present

Certified Master Brewer and Operations Manager

·   Executed brewing recipes on 5 bbl direct-fire Stout brewing system

·   Responsible for all aspects of cellaring, brewing, lagering and filtration, and microbiology

·   Fixed lautering issue in high gravity beers with addition of rice hulls, increasing brewhouse yield by up to 15%

·   Wrote Märzen recipe for and brewed Oktoberfest beer, which sold 5 bbl in under 2 months, highest selling beer for both months

·   Designed 6 of our highly rated beers, and increased sales of 3 existing recipes through process controls and iterative improvements

·   Collaborated with local coffee roastery to make Coffee Nut Brown version of my Nut Brown Ale (both highly rated and sold well)

·   Created sensory training program for employees, as well as customer/public training program

Miscellaneous:

Home   Brewing:
                                    2007 - 2021

·   Brewed dozens of various beers, from porters to lagers, as well as meads (2 aged in sherry casks)

·   Started homebrew club at VLB, led 3 brews with 12 colleagues who had never homebrewed, put beers on tap at Berlin Brewer's Guild

Professional Certifications:

·   Cicerone Level 1 Certified for sensory analysis

·   Currently pursuing Cicerone Level 2 and BJCP Judge Certifications

Volunteer Work:

·   Completed 100+ man hour Eagle Scout Project, earning rank of Eagle Scout in 2004

·   Earned letter of recommendation from QL+ program for senior project benefitting Navy Seal

Warrior Fund

EDUCATION

Cal Poly San Luis Obispo: Graduated June 2014

Materials and Mechanical Engineering Departments:

·   Consistently used ASTM, ASME, and ISO standards for materials testing and manufacturing (Ex: used ASTM D 2344 for short beam shear testing of carbon fiber composite layups made in-house using autoclave)

·   Extensive use of Excel for data management and statistical analysis to identify trends and apply corrective measures if necessary

·   Project lead for team designing innovative fiberoptic light filtration device, winning 4 of 5 awards, including Best Overall Performance

·   Acted as Commencement Speaker for MatE Department graduation ceremony

·   Repeatedly performed Lifecycle Analyses and trained in Cradle to Cradle systems design

VLB Berlin: January 2019 – June 2019

Certified Master Brewers Course:

·   Trained in Malting, Brewing Technology, Fermentation Management, Microbiology, Chemistry, Sensory Analysis, and Recipe Design

·   Brewed 5 beers on automated 5 hL system mash filter, then filtered green beer through membrane, DE, and ultrafiltration devices

·   One of four Master Brewers accepted into the Berlin Brewers Guild for 2019

·   Performed various titrations for water analysis, HPLC hop analysis, numerous wort and beer analysis techniques

·   Still connected to 50+ Master Brewers in 26 countries for information sharing, advice, and research projects

Team Experience

We have both Inspiration and Experience in a well balanced brew team!

- The Founder: Matthew Williamson, 142 Awards for Brewing Excellence, California's Mead Producer of the Year 2021
- Director of Brewing: Richard McEnulty, Certified German Master Brewer VLB Berlin, 6+ years of Commercial Brewing Experience

Our Offerings

Our Menu already includes over 24 products that have won awards at commercial competitions, and been found utterly delicious by hundred of visitors in our own tasting room.

Target Market

We are looking for the Adventurer! The Explorer! The Outlaw! Our Meads and Ciders are like nothing else out there, they are unique and powerful, just like you!

- Adults age 21-35 make up 25% of the population but account for 50% of all alcohol sales.
- This new Generation wants something to make there own, something as distinctive as they are!
- Mead and Ciders, it's in our Stories, our Myths, and in our Entertainment! Gamers and Players, DnD to PS4/Xbox, you deserve a drink that lives up to your imaginations!

Our Mission

Our Mission: To deliver to Consumers Our World Class Mead/Cider/Seltzer Products throughout the Nation!

- Establish a Top-Notch Brick and Mortar for Local Sales and Production!
- Have a Nation-Wide Online Store and Shipping Service ready from Day One!
- Work with Delivery Services like Drizzly and others giving our Consumers total flexibility!

Our Story

Our IDEA began long ago with our intrepid Founder as a college student. His goal, to create a Mead and Cider, worthy of the Myths and Legends surrounding them. The Result, a Brewing Revolution!

- 142 Awards for Brewing Excellence in Mead, Cider, Seltzer, and Beer
- California Mead Producer of the Year 2021 - 10th Annual New York Beer International Competition
- Revolutionary Process that creates a world class Mead/Cider/Seltzer in a fraction of the Time. Example: Hard Seltzer 21-28 Day Industry Average. Williamson Seltzer - 8 DAYS!

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$15,000
Offering Deadline	February 25, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Equipment	$14,100	$235,000
Mainvest Compensation	$900	$15,000
TOTAL	$15,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.2 - 3.3%[2]
Payment Deadline	2029-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 X 1.4 X
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.26%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.2% and a maximum rate of 3.3% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$15,000	0.2%
$73,750	1.0%
$132,500	1.7%
$191,250	2.5%
$250,000	3.3%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	S. McEnulty Investment
Number of Shares Outstanding	5%
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	No
How these securities differ from the revenue sharing notes being offered to investors	Equity - Common Stock

Name of Security	P. McEnulty Investment
Number of Shares Outstanding	5%
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	No
How these securities differ from the revenue sharing notes being offered to investors	Equity - Common Stock

Name of Security	Dr. Meghan Bollender
Number of Shares Outstanding	2%
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	No
How these securities differ from the revenue sharing notes being offered to investors	Equity - Common Stock

Name of Security	Common Stock
Number of Shares Outstanding	88%
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Common Stocks are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Matthew Williamson	88%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Williamson Mead and Brewing was established in June, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Williamson Mead and Brewing has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. Williamson Mead and Brewing expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Williamson Mead and Brewing's fundraising. However, Williamson Mead and Brewing may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,000,000	$1,500,000	$2,250,000	$2,992,500	$3,980,024
Cost of Goods Sold	$330,000	$495,000	$742,500	$987,525	$1,313,407
Gross Profit	$670,000	$1,005,000	$1,507,500	$2,004,975	$2,666,617
EXPENSES					
Rent	$120,000	$123,000	$126,075	$129,226	$132,456
Utilities	$18,000	$18,450	$18,911	$19,383	$19,867
Salaries	$64,000	$96,000	$144,000	$191,520	$254,721
Insurance	$12,000	$12,300	$12,607	$12,922	$13,245
Equipment Lease	$30,000	$30,750	$31,518	$32,305	$33,112
Repairs & Maintenance	$10,000	$10,250	$10,506	$10,768	$11,037
Legal & Professional Fees	$10,000	$10,250	$10,506	$10,768	$11,037
Operating Profit	$406,000	$704,000	$1,153,377	$1,598,083	$2,191,142

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V